SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No  X

Exhibit 99.1

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2006

The Board of Directors of Woori Finance Holdings passed a resolution to hold the annual general meeting of shareholders on March 30, 2006.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 30, 2007; 09:00 a.m.

•	Venue: 203, Hoehyon-dong 1-ga, Woori Bank head office building, 5th floor,

•	Chung-ku, Seoul, Korea

•	Agenda:

1)	Approval of non-consolidated financial statements for the fiscal year 2006

2)	Appointment of an executive director

3)	Appointment of candidates for the members of the Audit Committee who are non-executive directors

4)	Approval of directors’ compensation limit

•	Board of Directors’ Resolution Date: March 7, 2006

•	Agenda details

-	Appointment of director

Name	Date of Birth	Work & Academic Background
Byong-Won Bahk	Sep. 24, 1952	- Current) N/A - Vice Minister of Finance and Economy

-	Appointment of non-standing directors (candidates) as Audit Committee members

Name	Date of Birth	Work & Academic Background

Bong Soo Park	Dec. 24, 1948

- Current) Executive Advisor at the Korea Institute for International Economics Policy

- Chief Director of Korea Technology Credit Guarantee Fund

- B.B.A. in Business Administration, Seoul National University

- M.S. in Economics, George Washington University

Woon-Youl Choi	April 2, 1950	- Current) Vice President of Sogang University - Member of Monetary Policy Committee - B.B.A. in Business Administration, Seoul National University - Ph.D. in Finance, University of Georgia

Pyoung Wan Har	Aug. 22, 1945	- Current) N/A - Standing Audit Committee Member of Korean Exchange Bank - B.B.A in Business Administration, Sungkyunkwan University - Masters in Business Administration, Yonsei University

Kwang-Dong Kim	Jun. 12, 1948

- Current) N/A

- Ambassador of the Korean Embassy in the Federative Republic of Brazil

- B.S in Political Science and International Studies, Yonsei University

- Institut International d’Administration Publique

In Bong Ha	Jan. 30, 1950

- Current) Professor of School of Economics and Trade, Kyungpook

National University

- President of the Institute of Korean Business Administration and Economy

- B.S. in Geology, Kyungpook National University

- Masters in Economics, Kyungpook National University

- Ph.D. in Economics, University of Minnesota

Myoung-Soo Choi	Aug. 5, 1957	- Current) Director General of Fund Management & Planning Department at KDIC - Director General of the Investigation Department at KDIC - B.S. in Economics, Kyonggi University

-	Approval of directors’ compensation limit

Item	2007	2006
Compensation Limit	4 billion won	4 billion won

Exhibit 99.2

Resolution Relating to Woori Finance Holdings’ Dividend Payment

The Board of Directors of Woori Finance Holdings passed a resolution recommending a cash dividend of KRW600 per common share.

Key Details

(Unit: KRW)

Items	FY 2006	FY 2005
Dividend per share	600	400
Dividend Amount	483,607,671,000	322,405,116,000
Outstanding Common Stock	806,015,340	806,015,340
Dividend Yield	2.7%	2.0%

•	This dividend is payable to all holders of outstanding common stock as of December 31, 2006.

•	Expected dividend disbursement date : April 17, 2007

*	The decision to disburse a dividend is subject to confirmation at the annual general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)

Date: March 8, 2007	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director